Exhibit 99.(h)(4)

VENERABLE VARIABLE INSURANCE TRUST

EXPENSE LIMITATION AGREEMENT

This Expense Limitation Agreement (the “Agreement”) is entered into as of ________, 2024, between Venerable Variable Insurance Trust (the “Trust”), with respect to the series of the Trust listed in Schedule A (each a “Fund”), and Venerable Investment Advisers, LLC (“VIA”).

WHEREAS, the Trust and VIA have entered into an investment management agreement pursuant to which VIA provides investment management services to each Fund and an administrative services agreement pursuant to which VIA provides administrative, accounting, and compliance services to each Fund; and

WHEREAS, the Trust and VIA have determined that it is appropriate and in the best interests of the Funds and their shareholders to maintain the expenses of each Fund at a level below the level to which each such Fund might otherwise be subject.

NOW, THEREFORE, the parties agree as follows:

1. Expense Limitation. VIA agrees to waive its fees and/or reimburse expenses of each class of a Fund in an amount necessary to limit the annualized operating expenses of the class to the percentage set forth in Schedule A based on average daily net assets. The amount to be waived and/or reimbursed by VIA with respect to a class of a Fund will be calculated after taking into account the effect of any applicable contractual waiver by the Trust’s distributor of the Rule 12b-1 distribution and service fee, if any. For purposes of this Agreement, annualized operating expenses shall not include interest expenses, short sale expenses, taxes, brokerage commissions, and extraordinary expenses such as litigation expenses.

2. Term and Termination. The initial term of this Agreement with respect to a class of a Fund will end on the date set forth in Schedule A. After the initial term, this Agreement will renew automatically with respect to a class of a Fund for successive one-year periods unless it is terminated, without payment of any penalty, by (i) the Trust for any reason at any time or (ii) VIA for any reason upon thirty days prior notice to the Board of Trustees of the Trust, such termination by VIA to be effective upon the expiration of the then-current term. The termination of this Agreement with respect to any one Fund or class will not cause its automatic termination with respect to any other Fund or class.

3. Amendments. This Agreement, including the expense limits set forth in Schedule A, may be amended only by written agreement signed by the parties.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

VENERABLE VARIABLE INSURANCE TRUST

By:

Name:

Title:

VENERABLE INVESTMENT ADVISERS, LLC

By:

Name:

Title:

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SCHEDULE A

TO EXPENSE LIMITATION AGREEMENT

DATED __________, 2024

BETWEEN

VENERABLE VARIABLE INSURANCE TRUST

AND

VENERABLE INVESTMENT ADVISERS, LLC

Fund/Class	Expense Limit	Initial Term End Date
Venerable High Yield Fund Class V Class I	0.72% 0.80%	August 16, 2026 August 16, 2026
Venerable Large Cap Index Fund Class V Class I	0.51% 0.28%	August 16, 2026 August 16, 2026
Venerable Moderate Allocation Fund Class V	0.89%	August 16, 2026
Venerable Strategic Bond Fund Class V Class I	0.80% 0.60%	August 16, 2026 August 16, 2026
Venerable US Large Cap Core Equity Fund Class V Class I	1.05% 0.75%	August 16, 2026 August 16, 2026
Venerable US Large Cap Strategic Equity Fund Class V Class I	0.86% 0.75%	August 16, 2026 August 16, 2026

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